Siclone Industries, Inc.
1010 N. Central Avenue, Suite 201
Glendale, CA 91202

                                                              June 26, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549-0306
Mail Stop 3561
Attention: Ryan Milne, Accounting Branch Chief

Re:    Siclone Industries, Inc. Form 8-K as filed on June 19, 2008

Ladies and Gentlemen:

Siclone Industries, Inc. (the “Company”) is filing amendment No. 1 to the captioned current report on Form 8-K in response to questions raised by the staff of the Commission in its letter of comments dated June 25, 2008. Set forth below is the Company’s response to comments.

Item 4.01 Form 8-K

1.
We note in the fifth paragraph under Item 4.01 that there were no reportable events through June 14, 2008. Please tell us whether there were any reportable events through the date of dismissal of June 17, 2008. To the extent they were reportable events, revise your Form 8-K to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weaknesses, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of termination and provide an updated letter from your former accountants addressing the revised disclosures in the amendment.

Response:
In response to the Staff’s comment, the Company has revised its disclosure in Item 4.01 of its current report on Form 8-K to indicate that there were no reportable events through the date of dismissal of June 17, 2008. The Company provided its former accountant with a copy of its revised disclosure. An updated letter from the Company’s former accountant is attached as Exhibit 16.2 to amendment No. 1 of its Current Report on Form 8-K.

2.
We note that your discussion on the engagement of your New Auditor references Item 304 of Regulation S-B. Pursuant to SEC Release No. 33-8876, please apply in future filings, the requirements of Regulation S-K.

Response:

The Company hereby acknowledges that it will apply the requirements of Regulation S-K in its future filings.

In addition, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please do not hesitate to contact the undersigned at (818) 507-4617.

Very truly yours,

/s/ Warren Hosseinion
Warren Hosseinion